

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via E-Mail
Mr. Steven Charles Manthey
Chief Executive Officer
Manthey Redmond Corporation
10940 Wilshire Boulevard, Suite 1600
Los Angeles, CA   90024

> **Re:**   **Manthey Redmond Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 333-161600**

Dear Mr. Manthey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Cover Page

1.   We note from the cover page of your Form 10-K that you have registered your common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934 and that you have indicated by check mark that you are required to file reports pursuant to Section 13 or Section 15(d). However, it appears you never registered any class of your securities under Securities Exchange Act of 1934. Also, given your disclosure regarding the number of record holders of your common stock and total assets, it also appears your reporting obligations have already been suspended pursuant to Exchange Act Section 15(d). Therefore, if true, please revise future filings to eliminate any suggestion that you have a class of your securities registered under Exchange Act Section 12 or are otherwise required to file Exchange Act reports.

General, page 3

2.   Please tell us about, and revise future applicable filings to disclose, the development of your business during the past 3 years. See Item 101(h) of Regulation S-K. It is unclear from your current disclosure what changes to your business, products and technology have occurred since your registration statement on Form S-1 was declared effective, and what remains to be done, including any material obstacles you need to overcome. For example, your Form 10-Q for the period ended March 31, 2012 indicates you will continue research and development during 2012, that you are currently testing the latest prototype and field testing is planned to begin in the second quarter. However, your subsequent Form 10-Q indicates that field testing did not begin during that quarter as planned. What research and development and testing are you conducting? What remains to be conducted, including the nature of the field testing? Why did field testing not begin as planned? How is the "latest prototype" different from prior versions? Given your disclosure that the three prototypes have operated without critical component failure, it is unclear what further developmental efforts are needed. Your response and revised disclosure should also address the status of any intellectual property you hold. In this regard, please reconcile your disclosures on pages 6 and 9 regarding whether you actually have and rely on intellectual property.

Management's Discussion and Analysis, page 11

3.   Please tell us, and revise future filings to disclose, the reasons for changes in the line items you discuss in your MD&A.   For example, we note the increase in payment for professional services from $33,488 in 2010 to $93,488 in 2011.

Item 8. Consolidated Financial Statements and Supplementary Data, page 13

Report of Independent Registered Public Accounting Firm, page F-1

4.   We note that the report of your independent accountant does not cover your cumulative period from inception (April 20, 2009) to December 31, 2011. Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please amend your Form 10-K to include a report from your independent accountant that opines on the cumulative data.

Item 9A. Controls and Procedures, page 14

5.   We note your disclosure that you have conducted an evaluation of the effectiveness of your internal controls over financial reporting and concluded such to be effective as of December 31, 2011. Please revise future filings, including any amendment to this filing, to disclose the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(a)(2) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 15

6.   Please tell us about, and revise future filings to disclose, the backgrounds of the individuals you list here. See Regulation S-K Item 401(e). Include in your response and disclosure in future filings the amount of time each individual devotes to your affairs as well as any other businesses to which they currently devote their time.

Signatures, page 19

7.   The first sentence on this page indicates that "Clean Diesel Technologies, Inc." filed this report. You also indicate the report was filed and signed on March 30, 2011, although it was actually filed on April 5, 2012. Please file a full amendment to your Form 10-K that includes a correct, currently dated signatures page.

Exhibit 31

8.   We note your reference in this certification to the "Form 10-K of On-Time Filings, Inc." Please revise future filings, including any amendment to this filing, to refer to the proper report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney at (202) 551-3637 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief